Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

March 9, 2007

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Outline of financial results for nine months, ended December 31, 2006.
- Supplementary Data for outline of financial results for the third quarter of fiscal year ending March 31, 2007.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

dlw 3/13

OUTLINE OF FINANCIAL RESULTS FOR NINE MONTHS, ENDED DECEMBER 31, 2006

February 1, 2007

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Concise accounting procedures adopted: None
   (2) Changes in accounting method: None
   (3) Accounting changes of scope of consolidation and application of equity method: Yes
      (a) Changes in consolidated subsidiaries
         Anew: 1 company Exclusion: 1 company
      (b) Changes of the companies subject to equity method
         Anew: None Exclusion: None

2. Business performance (April 1, 2006 through December 31, 2006)
   (1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007 3rd Quarter	247,330	4.5	19,976	50.6	16,442	64.1
FY2006 3rd Quarter	236,687	6.6	13,267	37.7	10,016	46.5
FY2006 Annual	318,446	8.2	19,269	36.8	14,595	43.0

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2007 3rd Quarter	11,677	142.2	29.26	–
FY2006 3rd Quarter	4,821	80.6	12.08	–
FY2006 Annual	4,257	(23.7)	10.67	–

(Notes) 1. Income or loss on investments for the third quarter in FY2007 on the equity method totaled (8) million yen and (5) million yen in the third quarter of FY2006 and 5 million yen in FY2006.
2. Weighted average number of shares outstanding during the respective years (consolidation):
   399,039,852 shares at December 31, 2006
   399,053,767 shares at December 31, 2005
   399,052,181 shares at March 31, 2006
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

[Qualitative Data on the Progress of Operating Results (Consolidated)]

During the third quarter of the current fiscal year (April 1, 2006 to December 31, 2006), the Japanese economy continued moderate expansion, led by the progress of corporate earnings at a high level, increased capital investments and exports, and other economic factors. The U.S. economy continued stable growth on steady personal consumption and corporate production, while the European economy continued domestic demand-driven growth. In Asia, the Chinese economy still maintained high growth on a rise in export and investment in fixed assets, and in other Asian countries also, economies were generally firm.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 10,643 million yen (4.5%) year on year, to 247,330 million yen, operating income largely increased 6,709 million yen (50.6%) year on year, to 19,976 million yen. Ordinary income also largely increased 6,425 million yen (64.1%), to 16,442 million yen, and net income also largely increased 6,855 million yen (142.2%) year on year, to 11,677 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment increased largely year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 6,843 million yen (7.2%) year on year, to 101,985 million yen. Operating income also increased 2,002 million yen (11.1%) year on year, to 20,086 million yen, a result of focusing on increased production, implementation of continuous cost reduction measures, as well as pursuance of basic technologies, product technologies and manufacturing techniques.

Electronic devices and components business

Our core products in this business segment include information motors (fan motors, stepping motors, vibration motors and DC brush motors); HDD spindle motors; PC keyboards; speakers; LCD back lights; inverter and measuring instruments. As a result of strong sales growth in each product category for use in mobile phones, office automation, personal computers, and peripheral equipment, net sales increased 3,800 million yen (2.7%) year on year, to 145,344 million yen. Operating income was still a slight loss of 109 million yen, although a significant year-on-year improvement of 4,708 million yen was realized by better results in information motors, spindle motors and PC keyboards.

(b) Performance by geographical segment is as follows:

Japan

Net sales rose 5,092 million yen (8.7%) year on year, to 63,763 million yen. Operating income also largely rose 7,012 million yen, to 7,271 million yen, reflecting price changes in products imported from overseas subsidiaries and other business factors.

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased 5,476 million yen (4.8%) year on year, to 120,517 million yen. Operating income, however, decreased 789 million yen (-8.2%), to 8,859 million yen.

North America

In North America, both orders and sales of American-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. In addition, sales of electronic devices and components, other than imported machined components and PC keyboards, were firm, but declined sales of PC keyboards focusing on high-value added models decreased overall sales by 2,190 million yen (-5.0%) year on year, to 41,905 million yen. However, operating income rose 542 million yen (24.9%), to 2,722 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales increased 2,266 million yen (12.0%) year on year, to 21,144 million yen. But operating income was 1,122 million yen, almost similar to the performance in the third quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007 3rd Quarter	352,524	140,337	39.7	351.06
FY2006 3rd Quarter	351,179	116,911	33.3	292.97
FY2006 Annual	349,862	117,577	33.6	294.65

(Notes) Number of shares outstanding at end of term (consolidation):

399,031,654 shares at December 31, 2006

399,048,523 shares at December 31, 2005

399,046,324 shares at March 31, 2006

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2007 3rd Quarter	26,243	(11,489)	(19,052)	20,385
FY2006 3rd Quarter	17,482	(14,885)	(3,039)	22,102
FY2006 Annual	28,237	(19,120)	(7,380)	24,385

[Qualitative Data on the Changes in Financial Position (Consolidated)]

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 20,385 million yen, down 1,716 million yen year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Owing primarily to increased income before income taxes and decreased inventories, net cash flow from operating activities increased 8,761 million yen compared with the end of the same quarter of previous fiscal year, to 26,243 million yen.

Investing activities: Due mainly to declined payments of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities fell 3,396 million yen compared with the end of the same quarter of previous fiscal year, to 11,489 million yen.

Financing activities: Due mainly to repayment of short-term debts and payment of dividends, net cash flow from financing activities rose 16,013 million yen year on year, to 19,052 million yen.

<Attachments>

Consolidated Balance Sheets, Consolidated Statements of Income, Statement of Changes in Consolidated Shareholders' Equity, Consolidated Statements of Retained Surplus, Consolidated Statements of Cash Flows, Segment Information, Marketable Securities, Amounts of Production, Orders received, Sales

3. Prospect for this fiscal year (April 1, 2006 through March 31, 2007)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Annual	324,000	22,000	13,500	33.83

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

[Qualitative Data on Earnings Forecasts]

Regarding the prospect for the remaining year, there is no change to the forecasts released at our October 31, 2006 results presentation.

1. Consolidated Balance Sheets

	As of December 31, 2006		As of December 31, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
ASSETS							
Current assets	157,390	44.7	157,056	44.7	334	0.2	153,564
Cash and cash equivalents	20,385		22,102		(1,716)		24,385
Notes and accounts receivable	73,512		67,600		5,911		66,362
Inventories	48,560		53,789		(5,229)		48,914
Deferred tax assets	6,502		3,441		3,060		3,402
Others	8,682		10,440		(1,758)		10,784
Allowance for doubtful receivables	(252)		(317)		65		(285)
Fixed assets	195,081	55.3	194,048	55.3	1,032	0.5	196,216
Tangible fixed assets	170,603		163,745		6,858		165,759
Buildings and structures	110,119		102,297		7,822		104,435
Machinery and transportation equipment	254,531		220,972		33,558		232,021
Tools, furniture and fixtures	51,642		53,214		(1,571)		51,705
Land	15,338		14,630		707		14,755
Construction in progress	1,389		1,656		(266)		1,517
Accumulated depreciation	(262,418)		(229,026)		(33,392)		(238,675)
Intangible fixed assets	12,314		13,439		(1,125)		13,177
Consolidation adjustments	–		10,021		(10,021)		9,794
Goodwill	9,109		–		9,109		–
Others	3,204		3,417		(213)		3,383
Investments and other assets	12,163		16,864		(4,700)		17,279
Investments in securities	9,654		9,982		(328)		10,963
Long-term loans receivable	52		40		12		46
Deferred tax assets	237		5,115		(4,878)		4,552
Others	2,274		1,783		491		1,772
Allowance for doubtful receivables	(55)		(57)		1		(55)
Deferred charges	52	0.0	74	0.0	(21)	(29.1)	81
Total assets	352,524	100.0	351,179	100.0	1,344	0.4	349,862

	As of December 31, 2006		As of December 31, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
LIABILITIES							
Current liabilities	131,499	37.3	148,264	42.2	(16,764)	(11.3)	150,886
Notes and accounts payable	28,978		32,239		(3,260)		26,683
Short-term loans payable	64,843		87,897		(23,054)		80,656
Current portion of long-term loans payable	9,136		3,260		5,875		8,115
Current portion of bonds	3,000		—		3,000		3,000
Accrued income taxes	1,848		2,453		(605)		3,045
Accrued bonuses	1,646		1,577		69		3,518
Allowance for business restructuring losses	2,752		—		2,752		3,286
Others	19,295		20,835		(1,540)		22,581
Long-term liabilities	80,687	22.9	84,883	24.2	(4,196)	(4.9)	80,767
Bonds	36,500		38,000		(1,500)		36,500
Long-term loans payable	43,000		46,000		(3,000)		43,000
Allowance for retirement benefits	694		659		34		641
Allowance for retirement benefits to executive officers	67		43		24		49
Others	425		180		244		576
Total liabilities	212,186	60.2	233,148	66.4	(20,961)	(9.0)	231,653

	As of December 31, 2006		As of December 31, 2005		Increase or (decrease) (2006 – 2005)		As of March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	–	–	1,120	0.3	–	–	631
SHAREHOLDERS' EQUITY							
Common stock	–	–	68,258	19.4	–	–	68,258
Additional paid-in capital	–	–	94,756	27.0	–	–	94,756
Retained earnings	–	–	10,341	2.9	–	–	6,983
Difference on revaluation of other marketable securities	–	–	3,836	1.1	–	–	4,428
Foreign currency translation adjustments	–	–	(60,218)	(17.1)	–	–	(56,784)
Treasury stock	–	–	(63)	(0.0)	–	–	(65)
Total shareholders' equity	–	–	116,911	33.3	–	–	117,577
TOTAL LIABILITIES, MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	–	–	351,179	100.0	–	–	349,862
NET ASSETS							
Shareholders' equity	181,599	51.5	–	–	–	–	–
Common stock	68,258	19.3	–	–	–	–	–
Additional paid-in capital	94,756	26.9	–	–	–	–	–
Retained earnings	18,660	5.3	–	–	–	–	–
Treasury stock	(76)	(0.0)	–	–	–	–	–
Revaluation / Translation differences	(41,515)	(11.8)	–	–	–	–	–
Difference on revaluation of other marketable securities	3,635	1.0	–	–	–	–	–
Foreign currency translation adjustments	(45,150)	(12.8)	–	–	–	–	–
Minority interests in consolidated subsidiaries	253	0.1	–	–	–	–	–
Total net assets	140,337	39.8	–	–	–	–	–
TOTAL LIABILITIES AND NET ASSETS	352,524	100.0	–	–	–	–	–

2. Consolidated Statements of Income

	3rd Quarter ended December 31, 2006		3rd Quarter ended December 31, 2005		Increase or (decrease) (2006 – 2005)		Year ended March 31, 2006
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
Net sales	247,330	100.0	236,687	100.0	10,643	4.5	318,446
Cost of sales	192,365	77.8	185,877	78.5	6,487	3.5	249,934
Gross profit	54,965	22.2	50,810	21.5	4,155	8.2	68,511
Selling, general and administrative expenses	34,988	14.1	37,542	15.9	(2,554)	(6.8)	49,242
Operating income	19,976	8.1	13,267	5.6	6,709	50.6	19,269
Other income	1,458	0.5	1,049	0.4	408	38.9	1,503
Interest income	357		171		185		258
Dividend income	66		71		(5)		71
Equity income of affiliates	—		—		—		5
Others	1,034		806		228		1,167
Other Expenses	4,992	2.0	4,300	1.8	692	16.1	6,177
Interest expenses	3,949		3,388		560		4,771
Foreign currency exchange loss	516		181		334		345
Equity loss of affiliates	8		5		2		—
Others	519		724		(205)		1,060
Ordinary income	16,442	6.6	10,016	4.2	6,425	64.1	14,595
Extraordinary income	766	0.3	953	0.4	(186)	(19.6)	1,054
Gain on sales of fixed assets	178		314		(136)		415
Gain on sales of investment securities	0		191		(190)		191
Gain on the reversal of preemptive rights	—		447		(447)		447
Reversal of allowance for doubtful receivables	14		—		14		—
Reversal of loss on after-care of product.	572		—		572		—
Extraordinary loss	1,019	0.4	2,070	0.9	(1,050)	(50.8)	6,029
Loss on sales of fixed assets	181		20		161		106
Loss on disposal of fixed assets	646		569		77		763
Impairment loss	68		903		(835)		967
Loss on sales of investment securities	—		0		(0)		0
Loss on liquidation of affiliates	—		3		(3)		86
Loss on after-care of products	32		116		(83)		171
Business restructuring loss	—		—		—		3,475
Special severance payment	90		—		90		—
Retirement benefit to directors and corporate auditors	—		458		(458)		458
Income before income taxes and minority interests	16,189	6.5	8,899	3.7	7,289	81.9	9,620
Income taxes							
Current (including enterprise tax)	3,548		5,474		(1,926)		5,567
Adjustment of income taxes	1,344		49		1,294		1,574
Total income taxes	4,892	2.0	5,524	2.3	(632)	(11.4)	7,141
Minority interests in earnings of consolidated subsidiaries	(380)	(0.2)	(1,446)	(0.6)	1,066	(73.7)	(1,778)
Net income	11,677	4.7	4,821	2.0	6,855	142.2	4,257

3. Statement of Changes in Consolidated Shareholders' Equity

Nine months ended December 31, 2006 (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			11,677		11,677
Purchase of own shares				(11)	(11)
Sales of own shares		0		0	1
Changes (net) in non-shareholders' equity items					
Total changes	–	0	11,677	(10)	11,666
Balances at December 31, 2006	68,258	94,756	18,660	(76)	181,599

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					11,677
Purchase of own shares					(11)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(793)	11,633	10,840	(378)	10,462
Total changes	(793)	11,633	10,840	(378)	22,128
Balances at December 31, 2006	3,635	(45,150)	(41,515)	253	140,337

4. Consolidated Statements of Retained Surplus

	3rd Quarter ended December 31, 2005	Year ended March 31, 2006
	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS		
Additional paid-in capital at beginning of period	94,756	94,756
Additional paid-in capital at end of period	94,756	94,756
RETAINED EARNINGS		
Retained earnings at beginning of period	5,519	5,519
Increase of retained earnings	4,821	4,257
Net income	4,821	4,257
Decrease of retained earnings	0	2,793
Cash dividends	—	2,793
Loss on disposal of treasury stock	0	0
Retained earnings at end of period	10,341	6,983

5. Consolidated Statements of Cash Flows

(Amount: millions of yen)

	3rd Quarter ended Dec. 31, 2006	3rd Quarter ended Dec. 31, 2005	Year ended March 31, 2006
1.Cash flows from operating activities:			
Income before income taxes and minority interests	16,189	8,899	9,620
Depreciation and amortization	18,085	17,960	23,972
Impairment loss	68	903	967
Amortization of consolidation adjustments	—	802	1,073
Amortization of goodwill	811	—	—
Equity (income) loss of affiliates	8	5	(5)
Interest and dividend income	(423)	(243)	(330)
Interest expenses	3,949	3,388	4,771
(Gain) loss on sales of fixed assets	2	(294)	(308)
Loss on disposal of fixed assets	646	569	763
Decrease in reserve for loss on after-care of products	(577)	—	—
(Gain) loss on sales of investment securities	(0)	(191)	(191)
Gain on the reversal of preemptive rights	—	(447)	(447)
Increase in notes and accounts receivable	(5,493)	(1,556)	(110)
(Increase) decrease in inventories	2,899	(3,494)	2,082
Increase (decrease) in notes and accounts payable	540	4,948	(1,215)
Increase (decrease) in allowance for doubtful receivables	(46)	11	(24)
Increase (decrease) in accrued bonuses	(1,999)	(1,811)	111
Increase (decrease) in retirement allowance	(53)	249	219
Increase (decrease) in allowance for retirement benefits to executive officers	18	(6)	(0)
Increase (decrease) in allowance for business restructuring losses	(533)	—	3,286
Payment of bonus to directors and corporate auditors	—	(23)	(23)
Others	(38)	(4,908)	(6,846)
Sub-total	34,053	24,762	37,364
Interest and dividends received	383	204	330
Interest paid	(3,719)	(3,276)	(4,844)
Income tax paid	(4,474)	(4,207)	(4,612)
Net cash provided by operating activities	26,243	17,482	28,237
2.Cash flows from investing activities:			
Purchase of tangible fixed assets	(13,220)	(17,121)	(21,897)
Proceeds from sales of tangible fixed assets	2,717	2,048	3,047
Purchase of intangible fixed assets	(538)	(175)	(311)
Purchase of investments in securities	(0)	(0)	(0)
Proceeds from sales of investments in securities	1	216	216
Payment for purchase of investments in subsidiaries	—	—	(342)
Long term loans receivables	(23)	(10)	(18)
Recovery of long term loans receivables	28	10	16
Others	(453)	146	168
Net cash used in investing activities	(11,489)	(14,885)	(19,120)
3.Cash flows from financing activities:			
Increase (decrease) in short-term loans payable	(17,248)	4,013	(3,671)
Proceeds from long term loans	1,000	592	3,592
Repayment of long term loans	—	(832)	(1,987)
Proceeds from issuance of bonds	—	—	1,500
Payment for redemption of bonds with warrant	—	(4,000)	(4,000)
Purchase of treasury stock	(10)	(4)	(5)
Cash dividends paid	(2,793)	(2,793)	(2,793)
Cash dividends paid to minority shareholders	—	(14)	(14)
Net cash used in financing activities	(19,052)	(3,039)	(7,380)
4.Effect of exchange rate changes on cash and cash equivalents	298	785	889
5.Net increase (decrease) in cash and cash equivalents	(3,999)	342	2,626
6.Cash and cash equivalents at beginning of period	24,385	21,759	21,759
7.Cash and cash equivalents at end of period	20,385	22,102	24,385

6. Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2007 3rd Quarter (April 1, 2006 through December 31, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	101,985	145,344	247,330	—	247,330
(2) Sales to other segment	5,122	3,069	8,192	(8,192)	—
Total	107,108	148,413	255,522	(8,192)	247,330
Operating expense	87,022	148,523	235,545	(8,192)	227,353
Operating income (loss)	20,086	(109)	19,976	—	19,976
2. Assets, depreciation and capital expenditure					
Assets	204,601	223,772	428,373	(75,848)	352,524
Depreciation	9,203	8,881	18,085	—	18,085
Capital expenditure	6,058	7,700	13,759	—	13,759

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2006 3rd Quarter (April 1, 2005 through December 31, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	95,142	141,544	236,687	—	236,687
(2) Sales to other segment	2,394	1,362	3,756	(3,756)	—
Total	97,537	142,906	240,443	(3,756)	236,687
Operating expense	79,452	147,723	227,176	(3,756)	223,419
Operating income (loss)	18,084	(4,817)	13,267	—	13,267
2. Assets, depreciation and capital expenditure					
Assets	200,414	226,036	426,450	(75,270)	351,179
Depreciation	8,332	9,628	17,960	—	17,960
Capital expenditure	8,947	8,349	17,296	—	17,296

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business .... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	129,595	188,851	318,446	—	318,446
(2) Sales to other segment	3,803	2,371	6,174	(6,174)	—
Total	133,398	191,222	324,621	(6,174)	318,446
Operating expense	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	—	19,269
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	205,437	218,790	424,228	(74,365)	349,862
Depreciation	11,437	12,535	23,972	—	23,972
Impairment loss	388	578	967	—	967
Capital expenditure	12,279	9,929	22,208	—	22,208

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) *Machined components* business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, *etc.*

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2007 3rd Quarter (April 1, 2006 through December 31, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	63,763	120,517	41,905	21,144	247,330	—	247,330
(2) Sales to other segment	124,590	125,295	1,243	898	252,027	(252,027)	—
Total	188,353	245,813	43,148	22,042	499,358	(252,027)	247,330
Operating expense	181,081	236,953	40,426	20,919	479,381	(252,027)	227,353
Operating income	7,271	8,859	2,722	1,122	19,976	—	19,976
2. Assets	157,161	253,379	33,785	20,828	465,155	(112,630)	352,524

(Notes) Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North America............................United States
Europe ....United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2006 3rd Quarter (April 1, 2005 through December 31, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	58,671	115,041	44,095	18,878	236,687	—	236,687
(2) Sales to other segment	126,781	123,185	1,206	1,683	252,857	(252,857)	—
Total	185,452	238,227	45,302	20,561	489,544	(252,857)	236,687
Operating expense	185,192	228,579	43,122	19,382	476,277	(252,857)	223,419
Operating income	259	9,648	2,180	1,179	13,267	—	13,267
2. Assets	168,173	244,261	37,206	19,582	469,224	(118,044)	351,179

(Notes) Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North America............................United States
Europe ....United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	77,856	155,423	59,467	25,698	318,446	—	318,446
(2) Sales to other segment	166,627	162,506	1,599	1,968	332,702	(332,702)	—
Total	244,483	317,929	61,067	27,667	651,148	(332,702)	318,446
Operating expense	242,561	305,087	58,179	26,051	631,879	(332,702)	299,177
Operating income	1,922	12,842	2,888	1,615	19,269	—	19,269
2. Assets	161,968	247,186	36,864	19,617	465,636	(115,773)	349,862

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.

North America...........................United States

Europe ....United Kingdom, Germany, France, Italy, etc.

(3) Overseas sales

(Amount: millions of yen)

	FY2007 3rd Quarter (April 1, 2006 through December 31, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	123,378	33,596	25,486	182,460
2. Total sales				247,330
3. Overseas sales on total sales	49.9%	13.6%	10.3%	73.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2006 3rd Quarter (April 1, 2005 through December 31, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	118,754	34,464	23,498	176,717
2. Total sales				236,687
3. Overseas sales on total sales	50.2%	14.6%	9.9%	74.7%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	159,781	47,255	31,833	238,870
2. Total sales				318,446
3. Overseas sales on total sales	50.2%	14.8%	10.0%	75.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

7. Marketable Securities

(1) Other marketable securities with market value

(Amount: millions of yen)

Classification	FY2007 (3rd Quarter)			FY2006 (3rd Quarter)			FY2006 (Annual)		
	Acquisition value	Market price	Gain or (loss)	Acquisition value	Market price	Gain or (loss)	Acquisition value	Market price	Gain or (loss)
Stock	3,081	9,040	5,959	3,080	9,370	6,289	3,080	10,340	7,259
Receivables	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—
Total	3,081	9,040	5,959	3,080	9,370	6,289	3,080	10,340	7,259

(2) Main securities without market value

(Amount: millions of yen)

Classification	FY2007 (3rd Quarter)	FY2006 (3rd Quarter)	FY2006 (Annual)
	Book value	Book value	Book value
Other marketable securities Non-listed stock	473	473	473

8. Amounts of Production, Orders received, Sales

(1) Production

(Amount: millions of yen)

Business segments	FY2007 (3rd Quarter)	FY2006 (3rd Quarter)	FY2006 (Annual)
Machined components business	102,759	99,876	130,796
Electronic devices and components business	137,687	136,114	178,043
Total	240,446	235,990	308,839

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	FY2007 (3rd Quarter)		FY2006 (3rd Quarter)		FY2006 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	104,031	50,090	102,821	46,236	139,082	48,044
Electronic devices and components business	147,013	24,950	140,592	21,594	189,586	23,281
Total	251,044	75,040	243,414	67,830	328,668	71,325

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	FY2007 (3rd Quarter)	FY2006 (3rd Quarter)	FY2006 (Annual)
Machined components business	101,985	95,142	129,595
Electronic devices and components business	145,344	141,544	188,851
Total	247,330	236,687	318,446

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

February 1, 2007
Minebea Co., Ltd.

Supplementary Data for Outline of Financial Results for the Third Quarter of Fiscal Year ending March 31, 2007

1. Consolidated Results of Operations

	Fiscal year ended Mar. 06					Fiscal year ending Mar. 07			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Net sales	75,690	80,049	80,948	81,759	318,446	80,201	83,797	83,332	-0.6%	+2.9%
Operating income	3,010	4,214	6,043	6,002	19,269	5,858	7,509	6,609	-12.0%	+9.4%
Ordinary income	2,163	3,159	4,694	4,579	14,595	4,713	6,234	5,495	-11.9%	+17.1%
Income before income taxes	830	3,595	4,474	721	9,620	5,205	5,909	5,075	-14.1%	+13.4%
Net income	980	1,441	2,400	-564	4,257	3,288	4,180	4,209	+0.7%	+75.4%
Net income per share (yen)	2.46	3.61	6.01	-1.41	10.67	8.24	10.48	10.54	+0.6%	+75.4%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 06					Fiscal year ending Mar. 07			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Machined components	30,573	31,631	32,938	34,453	129,595	33,305	34,463	34,217	-0.7%	+3.9%
Bearing related products	25,982	26,402	27,837	29,326	109,547	28,506	29,595	29,309	-1.0%	+5.3%
Other machined components	4,591	5,229	5,101	5,126	20,047	4,799	4,868	4,908	+0.8%	-3.8%
Electronic devices and components	45,116	48,419	48,009	47,307	188,851	46,896	49,333	49,115	-0.4%	+2.3%
Rotary components	26,443	27,880	27,724	28,089	110,136	26,865	29,151	28,857	-1.0%	+4.1%
Other electronic devices	18,673	20,539	20,285	19,218	78,715	20,031	20,182	20,258	+0.4%	-0.1%
Total sales	75,690	80,049	80,948	81,759	318,446	80,201	83,797	83,332	-0.6%	+2.9%
Machined components	5,067	6,045	6,972	6,472	24,556	6,228	7,089	6,769	-4.5%	-2.9%
Electronic devices and components	-2,056	-1,831	-930	-470	-5,287	-369	419	-159	-	-
Total operating income	3,010	4,214	6,043	6,002	19,269	5,858	7,509	6,609	-12.0%	+9.4%

*1 3Q % change Q/Q: 3Q in comparison with 2Q.

*2 3Q % change Y/Y: 3Q in comparison with 3Q of the previous fiscal year.

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 06					Fiscal year ending Mar. 07		
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
Capital expenditure	4,317	6,239	6,565	4,776	21,897	3,594	5,311	4,315
Depreciation (Including intangible fixed assets)	5,766	5,922	6,272	6,012	23,972	5,915	5,979	6,191
Research and development costs	2,358	2,106	2,232	2,352	9,048	2,198	2,247	2,235

4. Exchange Rates

		Fiscal year ended Mar. 06					Fiscal year ending Mar. 07		
	(Yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
US$	PL	107.28	111.50	116.21	117.36	113.09	114.71	115.80	117.36
	BS	110.62	113.19	118.07	117.47	117.47	115.24	117.90	119.11
EURO	PL	136.99	135.39	138.91	139.93	137.81	143.49	147.67	150.84
	BS	133.63	136.13	139.83	142.81	142.81	146.00	149.77	156.50
S'PORE$	PL	64.92	66.46	68.68	71.60	67.92	72.00	73.21	75.01
	BS	65.58	66.96	70.89	72.57	72.57	72.45	74.32	77.61
THAI BAHT	PL	2.70	2.68	2.83	2.95	2.79	3.00	3.05	3.18
	BS	2.67	2.75	2.87	3.02	3.02	3.02	3.14	3.41
RMB	PL	12.94	13.65	14.38	14.49	13.87	14.31	14.49	14.88
	BS	13.34	13.99	14.59	14.66	14.66	14.36	14.86	15.20

END